UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the six months ended June 30, 2020.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general LNG shipping market conditions, including charter rates and vessel values;
•	our future operating or financial results;
•	global and regional economic and political conditions;
•	fluctuations in interest rates;
•	stability of Europe and the Euro;
•
our pending vessel acquisitions through our newbuilding program, our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, insurance costs and bunker costs;

•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into time charters or other employment arrangements for our newbuilding vessels and our existing vessels after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

•	estimated future maintenance and replacement capital expenditures;
•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	customers' increasing emphasis on environmental and safety concerns;

FLEX LNG Ltd.

•	potential disruption of shipping routes due to accidents, political events, public health threats, international hostilities and instability, piracy or acts by terrorists; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	the length and severity of the recent COVID-19 outbreak, including its impacts across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;
•	potential liability from future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of adverse weather and natural disasters;
•	the impact of public health threats and outbreaks of other highly communicable diseases;
•	the length and number of off-hire periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below).

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: September 16, 2020

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2020 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2019, or our Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on April 17, 2020.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in our fleet.

Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway and references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our common shares currently trade on the New York Stock Exchange and the Oslo Stock Exchange under the ticker code "FLNG".
We are a growth-oriented owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of September 11, 2020, we own and operate nine LNG carriers, which we collectively refer to as our "Operating Vessels." In addition, we have agreed to acquire from entities related to our largest shareholder four newbuilding LNG carriers, which are scheduled to be delivered to us during 2020 and 2021. We refer to these newbuildings as our "Newbuilding Vessels", which together with our Operating Vessels, are referred to as our "Fleet."

Our business currently focuses on the expansion of our Fleet and execution of our chartering strategy to seek balanced employment for the vessels in our Fleet, including employment for our Newbuilding Vessels upon delivery to us, through actively marketing our vessels in both the term and spot market.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about our Fleet as of September 11, 2020:

Vessel Name	Cargo Capacity (cbm)	Propulsion	Year Built(1)	Shipyard(2)	Charter expiration(3)
Operating Vessels
Flex Endeavour	173,400	MEGI	2018	DSME	Spot
Flex Enterprise	173,400	MEGI	2018	DSME	Q1 2021(4)
Flex Ranger	174,000	MEGI	2018	SHI	Q2 2021(5)
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2021(6)
Flex Constellation	173,400	MEGI	2019	DSME	Spot
Flex Courageous	173,400	MEGI	2019	DSME	Spot
Flex Aurora	174,000	X-DF	2020	HSHI	Q2 2021
Flex Artemis(9)	173,400	MEGI	2020	DSME	Q3 2025(7)
Flex Resolute	173,400	MEGI	2020	DSME	Q3 2021
Newbuilding Vessels
TBN Flex Amber	174,000	X-DF	Exp. Q4 2020	HSHI	Q4 2021(8)
TBN Flex Freedom	173,400	MEGI	Exp. Q4 2020	DSME	n/a
TBN Flex Volunteer	174,000	X-DF	Exp. Q1 2021	HSHI	n/a
TBN Flex Vigilant	174,000	X-DF	Exp. Q2 2021	HSHI	n/a

(1)	The delivery dates for the Newbuilding Vessels are based on the contractual delivery dates under the purchase agreements and actual delivery dates may differ.
(2)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 90 days before or after the expiration date.
(4)	The charterer has the option to extend the charter for an additional three years, in 12-month periods.
(5)	The charterer has the option to extend the charter for an additional 12 months.
(6)	The charterer has the option to extend the charter for an additional year, in 6-month periods. Under the current 6-month option period, the charterer may redeliver the vessel to us upon 25 days notice.
(7)	The charterer has the option to extend the charter for an additional five years, in 12-month periods.
(8)	The charterer has the option to extend the charter for an additional two years, in 12-month periods.
(9)	Formerly known as Flex Reliance.

Fleet Development

In July 2020, we successfully took delivery of our seventh newbuilding LNG carrier, Flex Aurora, which was constructed at HSHI. In connection with the delivery of the vessel, we made a final payment of $130.3 million to an entity related to Geveran Trading Company Ltd., or Geveran, our largest shareholder. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility (as defined below) and the balance with cash on hand.

In August 2020, we successfully took delivery of our eighth newbuilding LNG carrier, Flex Artemis (formerly known as Flex Reliance), which was constructed at DSME. In connection with the delivery of the vessel, we made a final payment of $130.6 million to an entity related to Geveran. The final payment was financed with a drawdown of $135.8 million under the $629 Million Term Loan Facility (as defined below), with the excess funds available for general corporate purposes.

In September 2020, we successfully took delivery of our ninth newbuilding LNG carrier, Flex Resolute, which was constructed at DSME. In connection with the delivery of the vessel, we made a final payment of $130.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility (as defined below) and the balance with cash on hand.

FLEX LNG Ltd.
Employment of Our Fleet and Our Customers

In May 2020, Flex Ranger commenced a time charter with Endesa Energia S.A., or Endesa, in direct continuation of a time charter with Enel Trade S.p.A. The charter with Endesa has a firm period of 12 months, with the charterer's option to extend the charter by an additional 12 months following the expiration of the firm period.

In May 2020, we entered into a time charter agreement with an international utility company for the newbuilding Flex Aurora, which was delivered from DSME in July 2020. The charter has a firm period of 8 months, with the charterer's option to extend the time charter by an additional 3 months following the expiration of the firm period.

In June 2020, we entered into a time charter agreement with an international energy major for the employment of the newbuilding Flex Amber, which is scheduled for delivery in October 2020. The charter is expected to commence in the fourth quarter of 2020, with the firm period to expire in the fourth quarter of 2021. The charterer has options to extend the charter period for up to an additional two years following the expiration of the firm period. The time charter has elements of a variable rate of hire.

In July 2020, we entered into a time charter agreement with an international utility company for the newbuilding Flex Resolute, which was delivered in September 2020. The charter commenced upon delivery of the vessel and has a firm period of 11 months, with the charterer's option to extend the charter by an additional 3 months following the expiration of the firm period.

In August 2020, we took delivery of the vessel Flex Artemis which immediately commenced its long-term time charter with Clearlake Shipping Pte. Ltd., or Clearlake, a subsidiary of the Gunvor Group. The charter has a firm period of five years, with the charterer’s option to extend the charter period for an additional five years, in 12 month periods. The time charter has elements of a variable rate of hire.

Recent and Other Developments

In July 2020, we entered into agreements with Sea Aurora Inc. and Sea America Inc., entities related to Geveran, to re-schedule the delivery date of the newbuildings Flex Aurora and Flex Amber. Under the agreements, the Company agreed to and prepaid $17.8 million for each of the vessels under the respective purchase agreements in July 2020, in order to postpone the delivery by one month for Flex Aurora and up to three months for Flex Amber. Sea Aurora Inc. and Sea America Inc. concurrently entered into similar agreements with the shipyard, and prepaid the same amounts under the respective shipbuilding contracts. The prepaid amounts will be deducted from the final amounts due under the purchase agreements upon delivery of the relevant vessels from the shipyard.

In July 2020, the technical ship management for Flex Ranger was transferred to Flex LNG Fleet Management AS, a related party. Following the transfer, all vessels in operation are under technical ship management with Flex LNG Fleet Management AS, who will also be responsible for the technical ship management of our newbuildings.

In July 2020, the Company utilized the accordion option under the $629 Million Term Loan Facility (as defined below) to increase the Commercial Loan relating to the newbuilding Flex Artemis (formerly known as Flex Reliance) by $10 million.

In August 2020, the Company utilized the option under the $629 Million Term Loan Facility (as defined below) to replace the newbuilding Flex Amber with the newbuilding Flex Vigilant, scheduled for delivery in the second quarter of 2021.

COVID-19 update

The spread of the novel coronavirus (hereinafter referred to as COVID-19), which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. This has resulted in greater volatility in the price of LNG, which has seen a sharp decline. The reduced demand and low price of LNG has resulted in many LNG cargoes, especially from the US, being cancelled. This has reduced the demand for LNG carriers and resulted in lower utilization and charter rates for LNG carriers, including the vessels in our fleet, and may continue to do so in the future. Securing employment for fleet has also been more challenging in the current environment.

COVID-19 has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience

FLEX LNG Ltd.
challenges with crew changes on our Operating Vessels and crewing of our newbuildings prior to delivery from the relevant shipyard. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes on our Operating Vessels and crewing of our newbuildings. Our share price has declined significantly this year, due in part to the impact of the COVID-19 virus. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing. Notwithstanding COVID-19, we were able to arrange two new financing agreements for two of our newbuildings in the second quarter, as further described below. The two new financings are priced at LIBOR plus a margin, and we experienced an increase in the margin compared to our other recent financings, due to the increased funding cost for the financing providers following COVID-19. The sharp decline in both short and long-term interest rates has reduced the overall cost of our floating rate debt, but has resulted in a significant loss, most of which is unrealized, on our interest rate swaps.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.

RESULTS OF OPERATIONS
Six months ended June 30, 2020 compared to the six months ended June 30, 2019

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2019.
Vessel operating revenues and Voyage expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Vessel operating revenues	63,945	38,159
Voyage expenses	(1,522)	(4,902)

Vessel operating revenues increased by $25.8 million to $63.9 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The increase was primarily due to the increase in operating vessels following delivery of the two newbuildings Flex Constellation and Flex Courageous in June and August 2019, respectively, and a higher achieved charter rate per vessel in the six months ended June 30, 2020 compared to six months ended June 30, 2019.

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, decreased by $3.4 million to $1.5 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The decrease was primarily due to more days on hire per vessel in the six months ended June 30, 2020, resulting in less bunker consumption being on the owners account compared to the six months ended June 30, 2019.

Vessel operating expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Vessel operating expenses	(14,001)	(9,691)

Vessel operating expenses increased by $4.3 million to $14.0 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. This increase was primarily due to the increase in operating vessels following delivery of Flex Constellation and Flex Courageous in June and August 2019, respectively.

Administrative expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Administrative expenses	(3,139)	(3,370)

FLEX LNG Ltd.
Administrative expenses decreased by $0.2 million to $3.1 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019.
Depreciation

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Depreciation	(17,171)	(12,224)

Depreciation increased by $4.9 million to $17.2 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The increase was primarily due to the increase in operating vessels following delivery of Flex Constellation and Flex Courageous in June and August 2019, respectively.

Interest income

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Interest income	143	460
Interest income decreased by $0.3 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019.
Interest expense

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
Interest expense	(19,603)	(13,354)
Interest expense increased by $6.2 million to $19.6 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The increase was due to the increase in long-term debt following the delivery of Flex Constellation and Flex Courageous, offset by the reduction in LIBOR compared to 2019.
(Loss)/gain on derivatives

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2020	2019
(Loss)/gain on derivatives	(28,551)	(2,229)

Loss on derivatives increased by $26.3 million to $28.6 million in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. The increased loss is due to the increase in notional value of interest rate swaps to $610 million as of June 30, 2020, up from $125 million as of June 30, 2019, and the significant reduction in longer term interest rate levels during the six months ended June 30, 2020.

FLEX LNG Ltd.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels and newbuildings in our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of June 30, 2020, we reported cash, cash equivalents and restricted cash of $116.0 million, which represented a decrease of $13.1 million, compared to $129.1 million as of December 31, 2019. The decrease is primarily as a result of financing activities: principally the regular repayment of long-term debt; dividends; and financing costs in relation to the $629 million Term Loan Facility. This was offset by the improved results from operations, after adjusting changes in working capital.
Financing information
$629 Million Term Loan Facility
In February 2020, we entered into a $629 million term loan facility, or the $629 Million Term Loan Facility, with a syndicate of banks and the Export-Import Bank of Korea, or KEXIM, for the five newbuildings Flex Artemis, Flex Resolute, Flex Freedom, Flex Aurora and Flex Amber, which are all scheduled for delivery during 2020. The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility also includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Further, the Company may request to replace any two of the vessels with the two remaining newbuildings Flex Volunteer and Flex Vigilant.

In July 2020, the Company utilized the accordion option under the facility to increase the loan on Flex Artemis by $10 million to $135.8 million. Furthermore, in August 2020, the Company utilized the option under the facility to replace Flex Amber with Flex Vigilant, which is scheduled for delivery in the second quarter 2021. The first three vessels, Flex Aurora, Flex Artemis and Flex Resolute were delivered between July and September 2020, whereby the corresponding tranches of $125.8 million, $135.8 million and $125.8 million, respectively, were utilized.

Flex Amber Sale and Leaseback

In June 2020, the Company entered into a sale and leaseback transaction, or the Flex Amber Sale and Leaseback, with an Asian based leasing house for the newbuilding Flex Amber, which is scheduled for delivery in October 2020. Under the agreed terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a bareboat basis for a period of 10 years. The transaction remains subject to customary closing conditions, and is expected to close upon delivery of the vessel from the shipyard.

$125 Million Facility

In June 2020, the Company entered into a $125 million term loan and revolving credit facility, or the $125 Million Facility, with a syndicate of banks for the part financing of the newbuilding Flex Volunteer, which is scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility has a term of five years and will be repaid in quarterly installments based on an overall repayment profile of 20 years. The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard.

Loan Covenants

Certain of our financing agreements contain, among other things, the following financial covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.25 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million; and
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.

FLEX LNG Ltd.

Our financing agreements discussed above contain, among other things, restrictive covenants which would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2020, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2020 and 2019.

FLEX LNG Ltd.

(in thousands of $)	Six months ended
	June 30,
	2020	2019
Net cash provided by (used in) operating activities	17,982	5,798
Net cash provided by (used in) investing activities	106	(146,199)
Net cash provided by (used in) financing activities	(29,482)	111,726
Effect of exchange rate changes on cash	(1,711)	22
Net change in cash, cash equivalents and restricted cash	(13,105)	(28,653)
Cash, cash equivalents and restricted cash at beginning of period	129,098	55,097
Cash, cash equivalents and restricted cash at end of period	115,993	26,444
Operating Activities
Cash provided by operating activities was $18.0 million for the six months ended June 30, 2020, compared to $5.8 million in the same period in 2019. The increase was due to the increase in the operating fleet following delivery of Flex Constellation and Flex Courageous in June and August 2019, respectively, and higher achieved vessel operating revenues for the six months ended June 30, 2020 compared to the same period in 2019, offset by working capital adjustments.

Investing Activities
Net cash flow provided by investing activities was $0.1 million in the six months ended June 30, 2020, compared to cash used of $146.2 million in the same period in 2019. In the six months ended June 30, 2019, the Company paid the final payments due upon delivery of the newbuilding Flex Constellation from the shipyard compared to no new vessel deliveries in the same period in 2020.
Financing activities
Net cash used in financing activities was $29.5 million in the six months ended June 30, 2020, compared to net cash provided of $111.7 million in the same period in 2019. For the six months ended June 30, 2020, the Company paid $16.9 million in regular installments of long-term debt, financing costs of $6.5 million and dividends of $5.4 million. In the same period of 2019, the Company paid $11.8 million in regular installments of long-term debt and received net proceeds from the drawdown of long-term debt of $123.5 million upon delivery of Flex Constellation.
We believe that cash on hand and borrowings under our current credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest rate risk
We are exposed to interest rate fluctuations primarily due to our floating rate interest bearing long-term debt. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Most of our bank and lease financing agreements bear floating interest rates, based on LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.
From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.
Our variable rate borrowings as of June 30, 2020 amounted to $478.8 million compared to $491.7 million as of December 31, 2019 and bear interest at LIBOR plus a margin.

FLEX LNG Ltd.
Interest rate swap agreements
In the six months ended June 30, 2020, we entered into nine interest rate swap transactions with a total notional principal of $435 million, with effective dates commencing between the third quarter 2020 and the first quarter 2021, all with five-year terms. This brings the total notional value of interest rate swap transactions, used to reduce the risks associated with fluctuations in interest rates, to $610 million. Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty are banks, some of which participate in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $28.6 million in the six months ended June 30, 2020 (June 30, 2019: $2.2 million).
Currency Risk
The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. A portion of our dividends, if any, may also be paid in NOK due to our listing on the Oslo Stock Exchange. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows and results of operation.
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.
Liquidity Risk
We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.
Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors. Upon delivery of the respective vessels from the yards, we expect to finance remaining delivery payments that are due through available liquidity, debt financing and lease financing.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Currently the main exposure to credit risk relates to the advance payments made to the sellers in connection with the agreements to acquire the Newbuilding Vessels. Blue Sea Navigation Holding Inc., an entity related to Geveran, has provided corporate refund guarantees for the advance payments made to the sellers of $349 million in aggregate as per June 30, 2020 for the Newbuilding Vessels Flex Aurora, Flex Amber, Flex Artemis (formerly known as Flex Reliance), Flex Resolute, Flex Freedom, Flex Volunteer and Flex Vigilant. Cash funds are currently held with DnB and SEB.

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of an LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

FLEX LNG Ltd.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level it also includes the ability to secure employment contracts on reasonable terms for the vessels under construction; and obtaining financing and working capital on reasonable terms. Please see "Item 3. Key Information—D. Risk Factors—Operational risks and damage to our vessels could adversely impact our performance." of our Annual Report for further information.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2020 and 2019
(in thousands of $, except per share data)

	Six months ended
	June 30,
	2020	2019
Revenues
Vessel operating revenues	63,945	38,159

Operating expenses
Voyage expenses	(1,522)	(4,902)
Vessel operating expenses	(14,001)	(9,691)
Administrative expenses	(3,139)	(3,370)
Depreciation	(17,171)	(12,224)
Operating income	28,112	7,972

Other income/(expenses)
Interest income	143	460
Interest expense	(19,603)	(13,354)
Loss on derivatives	(28,551)	(2,229)
Foreign exchange loss	(1,582)	(161)
Other financial items	(36)	(45)
Income/(loss) before tax	(21,517)	(7,357)
Income tax (expense)/benefit	(17)	—
Net income/(loss)	(21,534)	(7,357)

Earnings/(loss) per share:
Basic and diluted	(0.40)	(0.14)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2020 and 2019
(in thousands of $)

	Six months ended
	June 30,
	2020	2019
Net income/(loss)	(21,534)	(7,357)
Total other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	(21,534)	(7,357)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2020 and December 31, 2019
(in thousands of $, except share data)

	June 30,	December 31,
	2020	2019
ASSETS

Current assets
Cash, cash equivalents and restricted cash	115,993	129,098
Inventory	3,238	2,686
Other current assets	16,295	11,791
Receivables due from related parties	779	315
Total current assets	136,305	143,890

Non-current assets
Derivative instruments	—	636
Vessel purchase prepayment	349,472	349,472
Vessels and equipment, net	1,130,000	1,147,274
Other fixed assets	7	10
Total non-current assets	1,479,479	1,497,392
Total assets	1,615,784	1,641,282

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	(35,927)	(34,566)
Derivative instruments	(29,771)	(2,371)
Payables due to related parties	(400)	(96)
Accounts payable	(292)	(582)
Other current liabilities	(10,682)	(20,117)
Total current liabilities	(77,072)	(57,732)

Non-current liabilities
Long-term debt	(726,252)	(744,283)
Other non-current liabilities	(2)	(2)
Total non-current liabilities	(726,254)	(744,285)
Total liabilities	(803,326)	(802,017)

Equity
Share capital (June 30, 2020: 54,110,584 (December 31, 2019: 54,110,584) shares issued and outstanding, par value $0.10 per share)	(5,411)	(5,411)
Additional paid in capital	(1,190,186)	(1,190,049)
Accumulated deficit	383,139	356,195
Total equity	(812,458)	(839,265)
Total equity and liabilities	(1,615,784)	(1,641,282)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2020 and 2019
(in thousands of $)

	Six months ended
	June 30,
	2020	2019
Operating activities
Net income/(loss)	(21,534)	(7,357)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	17,171	12,224
Amortization of debt issuance costs.	863	130
Write-off of debt issuance costs	—	—
Share-based payments	137	194
Foreign exchange loss/(gain)	1,582	(74)
Change in fair value of derivative instruments	28,021	2,257
Prepaid financing costs	6,538	—
Other	145	(17)
Changes in operating assets and liabilities, net:
Inventory	(552)	(1,002)
Trade accounts receivable, net	4,726	(2,440)
Accrued income	2,136	1,356
Prepaid expenses	(9,363)	(3,190)
Other receivables	(2,003)	67
Receivables due from related parties	(464)	638
Payables due to related parties	304	(206)
Accounts payable	(290)	1,564
Accrued expenses	(3,088)	(212)
Deferred charter revenue	(6,458)	1,501
Other current liabilities	19	574
Provisions	92	(209)
Net cash provided by operating activities	17,982	5,798

Investing activities
Purchase of other fixed assets	—	—
Purchase to vessels and equipment	106	(146,199)
Net cash provided by (used in) investing activities	106	(146,199)

Financing activities
Repayment of long- term debt	(16,875)	(11,811)
Drawdown of revolving credit facility	48,684	—
Repayment of revolving credit facility	(49,342)	—
Prepayment of long-term debt	—	—
Proceeds from long-term debt	—	123,537
Financing costs	(6,538)	—
Dividends paid	(5,411)	—
Net cash provided by (used in) financing activities	(29,482)	111,726

Effect of exchange rate changes on cash	(1,711)	22
Net (decrease) increase in cash, cash equivalents and restricted cash	(13,105)	(28,653)

Cash, cash equivalents and restricted cash at the beginning of the period	129,098	55,097
Cash, cash equivalents and restricted cash at the end of the period	115,993	26,444

Supplemental Information
Interest paid, net of amounts capitalized	19,265	14,727
Income tax paid	—	—
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2020 and 2019
(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2020	2019
Number of shares outstanding
At beginning of period	54,110,584	54,099,929
Shares issued	—	4,064
At end of period	54,110,584	54,103,993

Share capital
At beginning of period	5,411	5,410
Shares issued	—	—
At end of period	5,411	5,410

Additional paid in capital
At beginning of period	1,190,049	1,189,665
Shares issued	—	59
Stock option expense	137	130
At end of period	1,190,186	1,189,854

Accumulated deficit
At beginning of period	(356,195)	(367,751)
Net income/(loss)	(21,534)	(7,357)
Dividends paid	(5,410)	—
At end of period	(383,139)	(375,108)
Total equity	812,458	820,156
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of June 30, 2020, the Company had six LNG carriers in operation, of which four were delivered in 2018 and a further two were delivered in 2019. In addition, the Company had seven LNG carriers under construction as of June 30, 2020, three of which were delivered between July and September 2020, with the remaining four expected to be delivered between the fourth quarter 2020 and the second quarter 2021.

2.  ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019, with the exception of certain changes noted below.
ASU 2016-13 (ASC 326 Financial Instruments - Credit losses)
The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The standard update did not materially impact the Condensed Consolidated Financial Statements on adoption or as of June 30, 2020.

3.  RECENT ACCOUNTING PRONOUNCEMENTS
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

FLEX LNG Ltd.
4.  EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(in thousands of $, except share data)	Six months ended
	June 30,
	2020	2019
Net income/(loss)	(21,534)	(7,357)

Weighted average number of ordinary shares	54,110,584	54,103,593
Share options	—	—
Weighted average number of ordinary shares, adjusted for dilution	54,110,584	54,103,593

Net income/(loss) per share:
Basic and diluted	(0.40)	(0.14)

5.  CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash comprise the following:

(in thousands of $)	June 30,	December 31,
	2020	2019
Cash and cash equivalents	115,922	129,005
Restricted cash	71	93
Cash, cash equivalents and restricted cash	115,993	129,098

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.  OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	June 30,	December 31,
	2020	2019
Prepaid expenses	12,151	2,788
Other receivables	3,047	1,044
Accrued income	398	2,534
Trade accounts receivable, net	699	5,425
Total other current assets	16,295	11,791

FLEX LNG Ltd.
Prepaid expenses include $6.6 million of financing costs relating to long-term debt that has been agreed but not yet drawn as of June 30, 2020 and $2.6 million in relation to pre-delivery expenses that will be capitalized to vessels and equipment, net upon delivery of our newbuildings.

Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $nil as of June 30, 2020 (December 31, 2019: $nil).

7.  OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	June 30,	December 31,
	2020	2019
Accrued expenses	(3,839)	(6,927)
Deferred charter revenue	(6,117)	(12,575)
Other current liabilities	(28)	(9)
Provisions	(698)	(606)
Total other current liabilities	(10,682)	(20,117)

8.  VESSEL PURCHASE PREPAYMENTS
The table below summarizes the movement in vessel purchase prepayments applicable to the Company for the six months ended June 30, 2020 and twelve months ended December 31, 2019.

(in thousands of $)	June 30,	December 31,
	2020	2019
At beginning of period	349,472	421,472
Transfer to vessels and equipment	—	(72,000)
At end of period	349,472	349,472

FLEX LNG Ltd.
9.  VESSELS AND EQUIPMENT, NET
Movements in the six months ended June 30, 2020 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2019	1,178,415	15,000	1,193,415
Additions	(106)	—	(106)
Transfer from vessels purchase prepayments	—	—	—
Disposals	—	—	—
At June 30, 2020	1,178,309	15,000	1,193,309

Accumulated depreciation
At December 31, 2019	42,211	3,930	46,141
Charge	15,674	1,494	17,168
Disposals	—	—	—
At June 30, 2020	57,885	5,424	63,309

Net book value
At December 31, 2019	1,136,204	11,070	1,147,274
At June 30, 2020	1,120,424	9,576	1,130,000

10.  COMMITMENTS AND CONTINGENT LIABILITIES
Capital commitments and contingent liabilities for the Company as at June 30, 2020 are summarized in the table below.

(in thousands of $)	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	937,000	—	—	—	—	—	937,000
Long-term debt obligations	37,533	38,274	39,062	133,689	193,340	326,484	768,382
Total	974,533	38,274	39,062	133,689	193,340	326,484	1,705,382

As at June 30, 2020, the Company had seven newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby the Company has paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change requests, sundry buyers' supplies, fit out, studies and lube oils.

FLEX LNG Ltd.
11.  SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	June 30,	December 31,
	2020	2019
U.S. dollar denominated floating rate debt
$250 Million Term Loan Facility	239,063	245,313
$50 million term loan under $100 Million Facility	48,026	49,342
Flex Rainbow Sale and Leaseback	143,719	147,657
Total U.S. dollar floating rate debt	430,808	442,312

U.S. dollar denominated fixed rate debt
Hyundai Glovis Sale and Charterback	289,549	294,263
Total U.S. dollar denominated fixed rate debt	289,549	294,263

U.S. dollar denominated revolving credit facilities
$50 million revolving tranche under $100 Million Facility	48,026	49,342
Total U.S. dollar denominated revolving credit facilities	48,026	49,342

Total debt	768,383	785,917

Less
Current portion of debt	37,533	36,259
Long-term portion of debt issuance costs	4,598	5,375
Long-term debt	726,252	744,283

Flex Rainbow Sale and Leaseback

In July 2018, the Company, through its wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned Flex Rainbow, entered into a sale and leaseback transaction (the "Flex Rainbow Sale and Leaseback"), for the vessel with a Hong Kong-based lessor for a lease period of 10 years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the 10 years lease period. The agreement includes fixed price purchase options, whereby we have the option to re-purchase the vessel on or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum calculated on the outstanding under the lease. The facility includes a covenant that requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. As of June 30, 2020, the net outstanding balance under the lease was $142.6 million (December 31, 2019: $146.4 million).

$250 Million Term Loan Facility

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into a $250 million secured term loan facility (the "$250 Million Term Loan Facility") with a syndicate of banks for the part financing of the newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of Flex Courageous. The facility has a term of five years from delivery of the last vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt net of any cash and cash equivalents. As of June 30, 2020, the net outstanding balance under the facility was $236.7 million (December 31, 2019: $242.5 million).

FLEX LNG Ltd.
$100 Million Facility

In July 2019, the Company, through one of its vessel owning subsidiaries, entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to refinance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility. The facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt net of any cash and cash equivalents. As of June 30, 2020, the net outstanding balance under the facility was $95.9 million (December 31, 2019: $98.5 million).

Hyundai Glovis Sale and Charterback

In April 2019, the Company, through two of its vessel owning subsidiaries, entered into sale and time charter agreements with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis Sale and Charterback"). The transactions were executed at the end of July 2019, whereby the vessels were sold for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller's credit of $60 million per vessel. The vessels have been chartered back on a time-charter basis to the vessel owning subsidiaries for a period of 10 years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the 10 years charter periods. At the end of the 10 years charter periods, Hyundai Glovis will have the right to sell the vessels back to the Company for a net consideration of $75 million per vessel, net of the $60 million seller's credit per vessel. As of June 30, 2020, the total net outstanding balance under the leases was $287.0 million (December 31, 2019: $291.5 million).

$629 Million Term Loan Facility

In February 2020, the Company, through five of its vessel owning subsidiaries, entered into a $629 million term loan facility (the "$629 Million Term Loan Facility"), with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for five newbuildings scheduled for delivery during 2020. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment. Furthermore, the Company may request to replace any two of the vessels with the two vessels scheduled for delivery in 2021.

The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.

The tranches relating to the five newbuildings under the facility remain subject to customary closing conditions and are expected to be drawn upon delivery of the vessels from the relevant shipyard. See also "Note 16: Subsequent events".

Flex Amber Sale and Leaseback

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a sale and leaseback transaction (the "Flex Amber Sale and Leaseback") with an Asian based leasing house for the newbuilding Flex Amber, which is scheduled for delivery in 2020. Under the terms of the transaction, the vessel will be sold for a gross consideration of $206.5 million, with a net consideration of $156.4 million adjusted for an advance hire of $50.1 million. The vessel will be chartered back on a

FLEX LNG Ltd.
bareboat basis for a period of 10 years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the lease period, the Company has an obligation to purchase the vessel for $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, of $25 million. The transaction remains subject to customary closing conditions and is expected to close upon delivery of the vessel from the shipyard.

$125 Million Facility

In June 2020, the Company, through one of its vessel owning subsidiaries, entered into a $125 million term loan and revolving credit facility (the "$125 Million Facility") with a syndicate of banks for the financing of the newbuilding Flex Volunteer, which is scheduled for delivery in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years with an overall repayment profile of 20 years. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility includes a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents. The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessel from the shipyard.

12.  FINANCIAL INSTRUMENTS
In the six months ended June 30, 2020, we entered into nine interest rate swap transactions with a total notional principal of $435 million, with effective dates commencing between the third quarter 2020 and the first quarter 2021, all with five year terms. This brings the total notional value of interest rate swap transactions, used to reduce the risks associated with fluctuations in interest rates, to $610 million.

Our interest rate swap contracts as of June 30, 2020, of which none are designated as hedging instruments, are summarized as follows:

FLEX LNG Ltd.

(in thousands of $)	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	25,000	June 2019	June 2024	1.38%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	August 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.22%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.22%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.39%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.38%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	75,000	September 2020	September 2025	1.39%
Receiving floating, pay fixed	83,333	February 2021	February 2026	0.45%
Receiving floating, pay fixed	41,667	February 2021	February 2026	0.45%
	610,000

At June 30, 2020, the Company had a liability of $29.8 million (December 31, 2019: $2.4 million) and asset of $nil (December 31, 2019: $0.6 million) in relation to these interest rate swaps. The Company recorded a loss on the interest rate swaps of $28.6 million of which $28.0 million was unrealized in the six months ended June 30, 2020, compared to a loss of $2.2 million, of which $2.3 million was unrealized in the six months ended June 30, 2019.

13.  FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at June 30, 2020 and December 31, 2019, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The carrying value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their fair value.

The fair value of long-term debt with floating interest rate and the fair value of long-term debt with fixed interest rate is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating and fixed rate long-term debt. This has been categorized as Level 2 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

FLEX LNG Ltd.

(in thousands of $)		June 30,		December 31,
		2020		2019
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents and restricted cash	Level 1	115,993	115,993	129,098	129,098

Derivative instruments receivable	Level 2	—	—	636	636
Derivative instruments payable	Level 2	(29,771)	(29,771)	(2,371)	(2,371)
Long-term debt*	Level 2	(762,179)	(768,382)	(778,849)	(785,917)
* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2020.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DNB. There is a concentration of credit risk with respect to derivative instrument receivables to the extent that the counterparts under the derivatives are Danske Bank, ABN AMRO, SEB and Nordea.

14.  RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of balances due from/(to) related parties at June 30, 2020 and December 31, 2019 is as follows:

(in thousands of $)
	June 30,	December 31,
	2020	2019
Seatankers Management Co. Ltd	(100)	(94)
Seatankers Management Norway AS	(24)	—
Frontline Ltd	748	601
Frontline Management (Bermuda) Limited	(54)	(35)
Frontline Corporate Services Ltd	(31)	(12)
Frontline Management AS	1	(16)
Flex LNG Fleet Management AS	(192)	(223)
SFL Corporation Ltd	—	(2)
Northern Ocean Limited	31	—
Related party balance	379	219

FLEX LNG Ltd.
Related Party Transactions
A summary of expenses incurred from related parties is as follows:

(in thousands of $)
	Six months ended
	June 30,
	2020	2019
Seatankers Management Co. Ltd	112	274
Seatankers Management Norway AS	40	22
Frontline Ltd	—	307
Frontline Management (Bermuda) Limited	45	—
Frontline Corporate Services Ltd	—	141
Frontline Management AS	81	—
Flex LNG Fleet Management AS	743	—
SFL Corporation Ltd	2	—
FS Maritime SARL	75	—
Total related party transactions	1,098	744

We lease office space in Oslo, Norway from Seatankers Management Norway AS, and in London and Glasgow from Frontline Corporate Services Ltd.

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We have an administrative services agreement with Frontline Management (Bermuda) Limited and Frontline Management AS (together referred to as "Frontline Management") under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. In the six months ended June 30, 2020, we paid Frontline Management $0.1 million for these services (June 30, 2019: $0.4 million).

We receive technical management supervision and other support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include technical supervision, purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS or other associated companies from time to time. Frontline Management (Bermuda) Limited provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,243 for each vessel in operation. Each of the parties may terminate the contract on three months' notice. The fee is subject to annual review. In the six months ended June 30, 2020, we paid Frontline Management (Bermuda) Limited $0.0 million for such services (June 30, 2019: $0.0 million).

The technical ship management for five of our six vessels in operation was transferred to Flex LNG Fleet Management AS between November 2019 and June 2020. The remaining vessel, Flex Ranger, was transferred during July 2020, for more information see Note 16: Subsequent events. Flex LNG Fleet Management AS will also be responsible for the technical ship management of our seven newbuildings. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fee for the provision of technical ship management services for each of our vessels in operation. The fee is subject to annual review. In the six months ended June 30, 2020, we paid $0.7 million to Flex LNG Fleet Management AS for these services (June 30, 2019: $0.0 million).

15. SHARE CAPITAL AND ADDITIONAL PAID IN CAPITAL
The Company had an issued share capital at June 30, 2020 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2019: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.
On April 2, 2020, the Company issued 45,000 share options. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.

FLEX LNG Ltd.
16.  SUBSEQUENT EVENTS
In July 2020, the Company entered into agreements with Sea Aurora Inc. and Sea America Inc., entities related to Geveran, our largest shareholder, to re-schedule the delivery date of the newbuildings Flex Aurora and Flex Amber. Under the agreements, the Company agreed to and prepaid $17.8 million for each of the vessels under the respective purchase agreements in July 2020 in order to postpone delivery by one month for Flex Aurora and up to three months for Flex Amber. Sea Aurora Inc. and Sea America Inc. concurrently entered into similar agreements with the shipyard, and prepaid the same amounts under the respective shipbuilding contracts. The prepaid amounts will be deducted from the final payments due under the purchase agreements upon delivery of the relevant vessels from the shipyard.

In July 2020, the technical ship management for Flex Ranger was transferred to Flex LNG Fleet Management AS, a related party. Following the transfer, all vessels in operation, are under technical ship management with Flex LNG Fleet Management AS, who will also be responsible for the technical ship management of our newbuildings.

In July 2020, the Company successfully took delivery of its seventh newbuilding LNG carrier, Flex Aurora, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $130.3 million to an entity related to Geveran. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility and the balance with cash on hand.

In July 2020, the Company utilized the accordion option under the $629 Million Term Loan Facility to increase the Commercial Loan relating to the newbuilding Flex Artemis (formerly known as Flex Reliance) by $10 million.

In August 2020, the Company utilized the option under the $629 Million Term Loan Facility to replace the newbuilding Flex Amber with the vessel Flex Vigilant, scheduled for delivery in the second quarter of 2021.

In August 2020, the Company successfully took delivery of its eighth newbuilding LNG carrier, Flex Artemis (formerly known as Flex Reliance), which was constructed at Daewoo Ship building and Marine Engineering Co. Ltd. ("DSME") in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $130.6 million to an entity related to Geveran. The final payment was financed with a drawdown of $135.8 million under the $629 Million Term Loan Facility, with the excess funds available for general corporate purposes.

In September 2020, the Company successfully took delivery of its ninth newbuilding LNG carrier, Flex Resolute, which was constructed at DSME. In connection with the delivery of the vessel, the Company made a final payment of $130.5 million to an entity related to Geveran. The final payment was part financed with a drawdown of $125.8 million under the $629 Million Term Loan Facility and the balance with cash on hand.

COVID-19 update

The spread of the COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has had and continues to have a significant negative impact on the global economy and has caused significant volatility in the financial markets, the severity and duration of which remains uncertain. The COVID-19 virus outbreak has negatively impacted, and may continue to impact adversely, demand for energy including LNG. This has resulted in greater volatility in the price of LNG, which has seen a sharp decline. The reduced demand and low price of LNG has resulted in many LNG cargoes, especially from the US, being cancelled. This has reduced the demand for LNG carriers and resulted in lower utilization and charter rates for LNG carriers, including the vessels in our fleet, and may continue to do so in the future. Securing employment for fleet has also been more challenging in the current environment.

COVID-19 has introduced uncertainty in a number of areas of our business, including operational, commercial, administrative and financial activities. We are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes on our Operating Vessels and crewing of our newbuildings. In light of these challenges our crew have had to and may in the future have to stay on board for longer periods and increased costs may occur in conjunction with crew changes and crewing of our newbuildings. Our share price has declined significantly this year, due in part to the impact of the COVID-19 virus. The uncertainty in global capital and bank credit markets has also affected access and cost of new financing. Notwithstanding COVID-19, we were able to arrange two new financing agreements for two of our newbuildings in the second quarter, as further described below. The two new financings are priced at LIBOR plus a margin, and we experienced an increase in the margin compared to our other recent financings, due to the increased funding cost for the financing providers

FLEX LNG Ltd.
following COVID-19. The sharp decline in both short and long-term interest rates has reduced the overall cost of our floating rate debt, but has resulted in a significant loss, most of which is unrealized, on our interest rate swaps.

We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on our future operating results.